January 4, 2013

VIA EDGAR and Fed Ex

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

ATTENTION: H. Roger Schwall, Division of Corporation Finance

RE:	GulfMark Offshore, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 23, 1012

Definitive Proxy Statement on Schedule 14A

Filed April 27, 2012

File No. 1-33607

Ladies and Gentlemen:

With respect to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the captioned filings, on behalf of GulfMark Offshore, Inc. (the “Company”), we submit the following proposed responses to your letter dated December 7, 2012. The captions and numbers set forth in this letter correspond to the captions and numbers included in the Staff’s letter of December 7, 2012.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

COMMENT:

1.	We note your references in this section to “individual performance objectives,” individual performance criteria,” and “individual performance goals” in connection with the annual non-equity incentive awards for your named executive officers. We also note your disclosure with respect to the impact of 2011 individual performance on the determination of annual non-equity incentive compensation. To the extent material, please expand your disclosure to describe such individual performance objectives, criteria, and goals, and to describe each named executive officer’s 2011 individual performance as it related to the determination of the non-equity incentive compensation granted. See Item 402(b)(2)(vii) of Regulations S-K.

Securities and Exchange Commission

January 4, 2013

RESPONSE:

We have prepared the following in response to your inquiry. This response should be reviewed in conjunction with our 2012 Proxy Statement and, for the convenience of the Staff, the text below is a mark-up of our disclosure in the 2011 Proxy Statement to show the changes we intend to make to our 2012 Proxy Statement. We will expand future compensation and analysis to include the following discussion, which will be updated based on actual individual performance determinations made by the Compensation Committee and our President and CEO, as applicable.

The beginning of 2011, the Compensation Committee established a Bonus Target Percentage of 100% for each of Messrs. Leech and Kneen. No Bonus Target Percentage was established for our President and Chief Executive Officer as the Compensation Committee believes there should be flexibility to award amounts in excess of base salary given attainment of significant achievements above the corporate and individual goals and objectives established for the year. Our President and Chief Executive Officer established a Bonus Target Percentage of 100% for Mr. Safier and 65% for Mr. Rubio. The Compensation Committee’s Company-wide performance goals for 2011 were to:

•	Achieve operating income of $87.6 million;

•	Attain return on investment of 6.0%;

•

Meet or exceed the rolling twelve months average peer group Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) margin, as EBITDA is widely used by security analysts, creditors, investors and other interested parties in the evaluation of companies in our industry; and

•	Attain lost time incident frequency (LTIF) of less than 0.5 per million man hours.

The Compensation Committee also approved the individual performance evaluation criteria recommended by the President and Chief Executive Officer for the named executive officers other than himself. The goals and objectives for all named executive officers includes the specific Company-wide goals ~~listed~~ mentioned above as well as individual performance goals specific to his area of expertise and oversight, such as the implementation of a new ~~corporate~~ company-wide initiative, system or policy. Based on Company performance versus the performance goals as set forth above and certain other qualitative factors reflecting 2011 activity, the Compensation Committee set the Company-Wide Performance Multiplier at 80%. The Compensation Committee considered, among other factors, individual performance and the competitive market in the industry during 2011 and determined that, to reward individual achievement, maintain a competitive compensation package and retain high quality employees, we needed to pay competitive annual incentive bonuses for 2011, as further described below.

Chief Executive Officer Annual Cash Incentive Bonus

Based on the ~~policies described~~ factors discussed above, the Compensation Committee reviewed all elements of Mr. Streeter’s total compensation for 2011, including his base salary, annual cash incentive bonus and long-term incentive award. Based on the Compensation Committee’s review, the Compensation Analysis conducted

Securities and Exchange Commission

January 4, 2013

by Deloitte and other subjective factors, they found Mr. Streeter’s total compensation to be reasonable and below the median market range. Having reviewed the contribution that Mr. Streeter made to our performance in 2011, the Compensation Committee believed that he continued to demonstrate the integrity, planning and leadership qualities that the executive compensation program was designed to foster and reward. In light of the foregoing, the Compensation Committee concluded that Mr. Streeter’s Bonus Target Percentage should be 80%, his Individual Performance Multiplier should be 80%, and, based upon our Company-Wide Performance Multiplier of 80% and Mr. Streeter’s individual performance, he should receive an annual cash incentive bonus for his 2011 performance in the amount of $504,087.

Annual Cash Incentive Bonus of Other Named Executive Officers

The Compensation Committee also reviewed all elements of total compensation for Messrs. Kneen and Leech for 2011 ~~in the same manner as it reviewed the total compensation for our President and Chief Executive Officer~~. Our President and Chief Executive Officer reviewed all elements of total compensation for Messrs. Safier and Rubio in substantially the same manner as the Compensation Committee. The Compensation Committee also considered recommendations from the President and Chief Executive Officer regarding total compensation for Messrs. Kneen, Leech, Safier and Rubio. In addition to the financial goals and objectives ~~listed~~ mentioned above, individual objectives for each named executive officer were reviewed, evaluated and considered by the Compensation Committee, or our President and Chief Executive Officer~~, as appropriate, and resulted in the annual cash incentive amount as set forth in the table below~~. [Table Removed] Below is a description of such performance objectives, criteria and goals for each Named Executive Officer and bonus amount resulting as such for 2011.

Mr. Kneen

Individual objectives applicable to Mr. Kneen for 2011 related primarily to the ongoing rollout of the payroll, human resource and treasury modules of our enterprise resource planning systems, the management of overall spending on general and administrative expenses, and the development of a long range capital structure plan. The Compensation Committee determined that the objective related to the overall management of general and administrative expense was achieved as such expenses only increased 3.3% during 2011. The Compensation Committee further determined that the goal of developing a long-term capital structure plan was achieved. The Compensation Committee determined, however, that the system rollout objectives were only partially met and that insufficient progress was made on these objectives in Brazil and Singapore. As a result, the Compensation Committee determined that the individual multiplier for Mr. Kneen’s non-equity incentive compensation should be 80% and the cash incentive bonus for his 2011 performance was $242,272.

Securities and Exchange Commission

January 4, 2013

Mr. Leech

Individual objectives applicable to Mr. Leech for 2011 were primarily related to our $300 million 2011 new vessel construction program in which we contracted to build seven new platform supply vessels for the North Sea market employing three shipyards to perform the construction. Mr. Leech was charged with leading our efforts to negotiate vessel specifications and construction contracts, and managing the construction of these vessels to assure that it was in accordance with specifications and met target construction milestones. Another 2011 objective for Mr. Leech was to assist in the rollout of the payroll, human resource and treasury modules of our enterprise resource planning systems. The Compensation Committee determined that the system rollout objectives were only partially met and that insufficient progress on these objectives was made in Brazil and Singapore. As a result, the Compensation Committee determined that the individual multiplier for Mr. Leech’s non-equity incentive compensation should be 80% and the cash incentive bonus for his 2011 performance was $267,570.

Mr. Safier

Individual objectives applicable to Mr. Safier for 2011 included: the amendment and publication of corporate governance documents including board committee charters, code of business conduct and ethics, and our governance and nominating policies; the refining of our anti-corruption and FCPA compliance policies and assisting in the design, planning and implementation of a company-wide compliance program; provide a major role in the negotiation and drafting of new vessel construction contracts, contracts relating to the sale and purchase of platform supply vessels and the negotiation and closing of a senior notes offering. It was determined that Mr. Safier was successful in achieving each of his objectives for 2011 and was a major contributor to our efforts to integrate and expand our corporate governance and compliance initiatives. He was also successful in managing the reduction of our litigation and expanding our legal resource base globally. As a result, it was determined that the individual multiplier for Mr. Safier’s non-equity incentive compensation should be 100% and the cash incentive bonus for his 2011 performance was $179,295.

Mr. Rubio

Individual objectives applicable to Mr. Rubio for 2011 included: assisting in the implementation of the maintenance software for the North Sea vessels; overseeing the implementation of the SAP Treasury module for the Norway Region; assisting in the design and planning phase for the Tax provision software implementation; overseeing the SAP conversion of the Tax sub-ledger to capture tax basis for U.S. assets; overseeing modification of the financial transactions in SAP to facilitate balance sheet reporting by region; and participating in the evaluation of our independent auditor function and in managing the transition to new independent auditors. Mr. Rubio was successful in achieving each of his objectives for 2011 and was viewed as a major decision maker and change agent in furthering our continuing efforts to integrate our accounting and

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January 4, 2013

reporting systems globally. He was also recognized as being successful in managing the independent auditor transition from a smaller international accounting firm to one of the Big Four accounting firms. As a result, it was determined that the individual multiplier for Mr. Rubio’s non-equity incentive compensation should be 121% and the cash incentive bonus for his 2011 performance was $145,000.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses address your comments. Please do not hesitate to call me at 713-963-9522 if you have any questions or comments regarding the foregoing. Thank you for your time and consideration in this matter.

Very truly yours,

/s/ Quintin V. Kneen
Quintin V. Kneen
Executive Vice President and Chief Financial Officer
GulfMark Offshore, Inc.

cc:	Mr. W. Garney Griggs
Strasburger & Price, LLP
909 Fannin Street, Suite 2300
Houston, Texas 77010